FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____




Teva Pharmaceutical Industries Ltd.   Protalix Ltd.
Web Site: www.tevapharm.com   Web Site: www.protalix.com
_____

Contacts:
Teva: **Protalix**
Dan Suesskind   Dr. David Aviezer
Chief Financial Officer   Chief Executive Officer
Teva Pharmaceutical Industries Ltd.   Protalix Ltd.
+ 972-2-589-2840   + 972 -4-9889488

George Barrett
President and CEO
Teva North America
+1 215 591-3030

Liraz Kalif / Kevin Mannix
Teva Investor Relations
+972-3-926-7281 / (215) 591-8912

<u>FOR IMMEDIATE RELEASE</u>

Teva Pharmaceutical Industries Ltd. and Protalix Biotherapeutics Ltd. announce a Collaboration Agreement for the development of two Biopharmaceuticals, based on Protalix's recombinant plant cell expression technology.

Jerusalem and Carmiel, Israel, September 26, 2006 Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Protalix Biotherapeutics Ltd. have signed a collaboration and licensing agreement for the development of two proteins, using Protalix's plant cell culture platform. The undisclosed proteins, aimed at large-sized markets are not part of Protalix's current product development pipeline.

In the framework of the agreement signed, the two companies will collaborate on research and development of the two proteins utilizing Protalix's expression system. Teva will be granted an exclusive license from Protalix to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights.

"We believe that accessing Protalix's plant cell culture platform will provide Teva with various advantages, including IP advantages and reduced cost of goods" said Amir Elstein, Group Vice President - Global Specialty Pharmaceutical Products of Teva Pharmaceutical Industries Ltd. He added, "This cooperation reflects Teva's growing commitment to invest in the biopharmaceutical arena and to provide safe and efficacious biopharmaceuticals based on innovation and cutting edge technologies"

Dr. David Aviezer, Protalix's CEO said: "We are very pleased to collaborate in this program with Teva. Teva is an excellent partner for maximizing the commercialization of Protalix's protein development capabilities. This agreement is an important milestone for Protalix, providing recognition of our technology by a pharmaceutical industry leader. Furthermore, we believe this new protein collaboration will generate an important source of future revenue for Protalix and its partners."

About Protalix
Protalix's proprietary technology is based on its plant cell culture and bioreactor system which provides an effective and scaleable cell system for industrial production of recombinant biopharmaceuticals. Protalix has recently announced that it has completed Phase I clinical studies for its enzyme therapy for Gaucher disease, under an FDA Investigational New Drug

study. Protalix intends to pursue advanced clinical studies for its enzyme therapy for Gaucher disease and advance additional recombinant biopharmaceutical drug development programs.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: September 26, 2006